CORPBANCA
  Inquire regarding government deposit insurance at your branch or www.sbif.cl

                           CORPBANCA AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS (UNAUDITED)

                                                                                      At September 30, 2004
                                                                              ---------------------------------------
ASSETS                                                                              2004                  2003
                                                                              -----------------     -----------------
                                                                                     MCh$                  MCh$
CASH AND BANKS                                                                       142,514.1             160,760.1
                                                                              -----------------     -----------------
LOANS:
Commercial loans..........................................................         1,084,055.4             908,800.8
Foreign trade loans.......................................................           185,073.5             157,298.8
Consumer loans............................................................           269,644.9             204,571.2
Mortgage loans............................................................           321,498.4             277,211.3
Lease contracts...........................................................           166,351.3             153,782.9
Factored receivables......................................................            47,313.6              36,421.1
Contingent loans..........................................................           168,461.9             198,240.2
Other outstanding loans...................................................            53,222.8              40,818.1
Past due loans............................................................            23,221.8              28,220.2
                                                                              -----------------     -----------------
     Total loans..........................................................         2,318,843.6           2,005,364.6
Minus: Allowance for loan losses..........................................           (42,727.8)            (42,810.2)
                                                                              -----------------     -----------------
     Total loans, net.....................................................         2,276,115.8           1,962,554.4
                                                                              -----------------     -----------------

OTHER LOAN OPERATIONS:
Interbank loans...........................................................            15,000.0                     -
Investments under agreements to resell....................................            11,399.4              13,080.9
                                                                              -----------------     -----------------

     Total other loan operations..........................................            26,399.4              13,080.9
                                                                              -----------------     -----------------

INVESTMENTS:
Government Securities.....................................................           130,119.9              91,693.4
Other financial investments...............................................           285,248.5             230,657.5
Investments under agreements to repurchase................................            66,516.7              43,392.4
Assets to be leased.......................................................             5,170.2              23,386.7
Assets received in lieu of payment........................................             5,926.5               7,751.5
Other non-financial investments...........................................                 2.0                   2.1
                                                                              -----------------     -----------------
     Total investments....................................................           492,983.8             396,883.6
                                                                              -----------------     -----------------

OTHER ASSETS..............................................................           119,888.5              63,760.1
                                                                              -----------------     -----------------
FIXED ASSETS:.............................................................
Bank premises and equipment, net..........................................            31,492.8              30,595.0
Investments in other companies............................................             1,423.1               1,364.1
                                                                              -----------------     -----------------
     Total fixed assets...................................................            32,915.9              31,959.1
                                                                              -----------------     -----------------
     Total assets.........................................................         3,090,817.5           2,628,998.2
                                                                              -----------------     -----------------

                                                                                      At September 30, 2004
                                                                              ---------------------------------------
LIABILITIES AND SHAREHOLDERS EQUITY                                                2004                   2003
                                                                              ----------------      -----------------

                                                                                   MCh$                   MCh$
LIABILITIES
DEPOSITS AND OTHER LIABILITIES:
Current accounts..........................................................          127,828.1              115,108.6
Saving accounts and time deposits.........................................        1,512,549.1            1,282,871.3
Other sight and term liabilities..........................................          135,586.2              116,037.5
Investments under agreements to repurchase................................           66,377.3               48,312.7
Mortgages finance bonds...................................................          339,347.7              270,731.3
Contingent liabilities....................................................          170,360.1              198,331.9
                                                                              ----------------      -----------------
     Total deposits and other liabilities.................................        2,352,048.5            2,031,393.3
                                                                              ----------------      -----------------

BONDS:
Bonds                                                                                 -                      -
Subordinated bonds........................................................           47,955.2               50,121.5
                                                                              ----------------      -----------------
     Total bonds..........................................................           47,955.2               50,121.5
                                                                              ----------------      -----------------

BORROWING FROM CENTRAL BANK
AND OTHER FINANCIAL INSTITUTIONS:
Credit lines for renegotiation of loans...................................                5.1                   39.9
Borrowings from domestic financial institutions...........................           23,215.1               31,283.9
Foreign borrowings........................................................          197,333.6              160,480.5
Other obligations.........................................................           10,460.0                9,962.2
                                                                              ----------------      -----------------
     Total borrowings from financial institutions.........................          231,013.8              201,766.5
                                                                              ----------------      -----------------

OTHER LIABILITIES.........................................................           97,466.7               13,770.6
                                                                              ----------------      -----------------
     Total liabilities....................................................        2,728,484.2            2,297,051.9
                                                                              ----------------      -----------------

MINORITY INTEREST                                                                     -                      -
                                                                              ----------------      -----------------

SHAREHOLDER'S EQUITY:
Capital and reserves......................................................          320,409.5              294,791.9
Other reserves............................................................            3,956.4                 (41.1)
Net income for the period.................................................           37,967.4               37,195.5
                                                                              ----------------      -----------------
     Total Shareholders equity............................................          362,333.3              331,946.3
                                                                              ----------------      -----------------
     Total liabilities and shareholders equity............................        3,090,817.5            2,628,998.2
                                                                              ----------------      -----------------

                           CORPBANCA AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS (UNAUDITED)
           For the period beginning January 1 and ending September 30:

                                                                                   2004                 2003
                                                                              ---------------     -----------------
                                                                                   MCh$                 MCh$

OPERATIONAL INCOME
Interest revenue ........................................................          139,844.6             121,610.7
Gains from trading activities............................................           16,964.3              14,304.3
Fees and other services income...........................................           15,612.9              18,780.6
Foreign exchange transactions, net.......................................              874.8               6,185.5
Other operating income ..................................................            1,146.7               1,500.9
                                                                              ---------------     -----------------
     Total operating income..............................................          174,443.3             162,382.0

Less:
Interest expense.........................................................          (56,521.8)            (48,678.0)
Losses from trading activities...........................................           (8,864.5)             (6,937.3)
Commissions expense......................................................           (2,184.6)             (2,370.2)
Other operating expenses.................................................           (5,825.9)             (3,938.0)
                                                                              ---------------     -----------------
     Gross operating margin .............................................          101,046.5             100,458.5

Personnel salaries and expenses..........................................          (24,071.0)            (22,749.5)
Administrative and other expenses........................................          (11,303.4)            (14,067.0)
Depreciation and amortization............................................           (3,603.0)             (3,679.8)
                                                                              ---------------     -----------------
     Net operating margin................................................           62,069.1              59,962.2

Provisions for loan losses...............................................          (14,805.3)            (18,247.3)
                                                                              ---------------     -----------------
     Operating income....................................................           47,263.8              41,714.9

OTHER INCOME AND EXPENSES
Non-operating income.....................................................            2,068.7               1,601.2
Non-operating expenses...................................................           (3,308.5)             (3,073.4)
Investments attributable to investments in other companies...............              169.2                 145.8
Net loss from price-level restatement....................................           (4,703.4)             (2,674.5)
                                                                              ---------------     -----------------
     Income before income tax............................................           41,489.8              37,714.0
Income taxes.............................................................           (3,522.4)               (518.5)
                                                                              ---------------     -----------------
     Income after income tax.............................................           37,967.4              37,195.5
Minority interest                                                                    -                     -
                                                                              ---------------     -----------------
     Net Income..........................................................           37,967.4              37,195.5
                                                                              ---------------     -----------------

                                       3